PARSONS/BURNETT/BJORDAHL/HUME LLP

_________________________________

ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

VIA FACSIMILE (703-813-6982)

May 5, 2011

H. Roger Schwall

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:

Verde Resources, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed February 8, 2011

File No. 333-170935

Dear Mr. Schwall:

This letter is in response to your comment letter dated February 28, 2011, with regard to the Form S-1 filing of Verde Resources, Inc., a Nevada corporation (“Verde” or the "Company") filed on February 8, 2011.  Responses to each comment have been keyed to your comment letter.

General

1.

Interim financial statements for the period ended March 31, 2011, have been included.

Prospectus Cover Page

2.

The first paragraph of the Prospectus cover has been revised.  As there is no fee typically associated with listing on the OTCBB, it is not dependent on sufficient fees being raised under this Offering.

3.

References to National Association of Securities Dealers, Inc. have been updated to FINRA.

Suite 1850 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8036  • F (425) 451-8568 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

H. Roger Schwall

Division of Corporation Finance

Securities and Exchange Commission

May 5, 2011

Summary of Prospectus, page 3

4.

The reference in this section has been clarified.

5.

Additional information has been provided within the amended S-1.  Additionally, the Company has filed a written description of the verbal agreement as Exhibit 10.2 to the amended S-1.

Use of Proceeds, page 11

6.

The Company’s officer has advanced an additional $10,000 for the payment of offering expenses.  Accordingly, the Company’s cash on hand as of March 31, 2011, is $10,841.

7.

Cash on Hand has been revised and defined.  It is now listed as Working Capital, as that is a more accurate description of the Company’s intended use.

8.

The description for Professional Fees has been further defined to indicate that these funds are for the 1st 12 months following completion of the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

9.

The Plan of Operation has been revised to show the amount sought under the offering, and has been revised to show current cash on hand.

Directors and Executive Officers, page 47

Biographical Information, page 48

10.

The Company has added a disclosure regarding director qualifications.

11.

Mr. Spalding’s biographical information has been revised.

12.

Mr. Spalding’s biographical information has been revised.

13.

Mr. Spalding’s biographical information has been revised.

14.

P&L has been removed.

H. Roger Schwall

Division of Corporation Finance

Securities and Exchange Commission

May 5, 2011

Executive Compensation, page 53

Compensation of Directors, page 54

15.

The Directors compensation table has been included.  Because Mr. Karolyi is not an officer, no officers’ compensation table has been included.

Signatures

16.

All signature dates have been updated appropriately.

Please contact this office with any further comments or questions.  We are filing the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist Verde in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours,

PARSONS/BURNETT/BJORDAHL/HUME, LLP

/s/ James B. Parsons

James B. Parsons

JBP:aqs